SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

April 16, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                            Microcell Telecommunications Inc.

                                                                                                By:

                                                                                                            /s/ Jocelyn Cote
                                                                                                           -------------------------------------------------------------------
                                                                                                           Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

    1.   Reporting Issuer

          Microcell Telecommunications Inc.
          800 de La Gauchetiere Street West
          Suite 4000
          Montreal, Quebec
          H5A 1K3

    2.   Date of Material Change

          April 7, 2004

    3.   Press Release

          Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on April 7, 2004. A copy of such press release is attached hereto and form a part hereof.

    4.   Summary of Material Change

          On April 7, 2004, Microcell announced that it has mailed a notice of redemption to all holders of its First Preferred Voting Shares,
          First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares (collectively, the "Preferred Shares").

          Further to the notice of redemption, on May 1, 2004, Microcell will redeem all Preferred Shares that are outstanding as at 5:00 p.m.
          (Montreal time) on April 30, 2004. In accordance with Microcell's restated articles of incorporation, the redemption price has been set at C$16.39 per Preferred Share. As of April 6, 2004 the closing prices on the Toronto Stock Exchange of the
          Class A Restricted Voting Shares and Class B Non-Voting Shares were C$25.00 and C$24.55 respectively.

    5.   Full Description of Material Change

          On April 7, 2004, Microcell announced that it has mailed a notice of redemption to all holders of its Preferred Shares.

          Further to the notice of redemption, on May 1, 2004, Microcell will redeem all Preferred Shares that are outstanding as at 5:00 p.m.
          (Montreal time) on April 30, 2004. In accordance with Microcell's restated articles of incorporation, the redemption price has been set at C$16.39 per Preferred Share. As of April 6, 2004 the closing prices on the Toronto Stock Exchange of the
          Class A Restricted Voting Shares and Class B Non-Voting Shares were C$25.00 and C$24.55 respectively.

          The redemption is subject to, and will only occur if, further to Microcell's prospectus dated March 24, 2004, Microcell's rights offering and the subscriptions being made in connection therewith by COM Canada LLC, a private holding company of
          Craig O McCaw, are completed on or before April 30, 2004. Upon such conditions being satisfied, Microcell will use a portion of the approximately C$97 million to C$147 million in proceeds it will receive in order to pay for the redemption of the Preferred Shares.
          The balance of such proceeds will be kept by Microcell and used to fund capital expenditures and for general corporate purposes.
          Should the rights offering and the subscriptions to be made by COM Canada LLC not be completed on or before April 30, 2004
          (unless Microcell should extend such time limit), Microcell shall not redeem its Preferred Shares and the notice of redemption shall be void and of no effect.

          To avoid the redemption of their Preferred Shares, holders may, at any time prior to 5:00 p.m. (Montreal time) on April 30, 2004, elect to convert their Preferred Shares into, as the case may be, Class A Restricted Voting Shares or Class B Non-Voting Shares.
          As of April 6, 2004 there were 1,963,393 First Preferred Shares and 713,612 Second Preferred Shares issued and outstanding, compared with 11,667,500 First Preferred Shares and 6,994,310 Second Preferred Shares issued and outstanding as of December 31, 2003.

          Microcell's intention to redeem the Preferred Shares was previously announced in its prospectus dated March 24, 2004.

    6.   Reliance on Section 75(3)

          Not applicable.

    7.   Omitted Information

          Not applicable

    8.   Senior Officer

          The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and
          Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

    9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

SIGNED the 16th day of April, 2004 at Montreal, Quebec.

/s/ Jocelyn Cote
--------------------------------------------------------------------
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material
Change Report dated April 7, 2004

News Release

For immediate release

MICROCELL TO REDEEM ALL OF ITS OUTSTANDING PREFERRED SHARES
ON MAY 1, 2004

Montreal, April 7, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced that it has mailed a notice of redemption to all holders of its First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares (collectively, the "Preferred Shares").

Further to the notice of redemption, on May 1, 2004, Microcell will redeem all Preferred Shares that are outstanding as at 5:00 p.m. (Montreal time) on April 30, 2004. In accordance with Microcell's restated articles of incorporation, the redemption price has been set at C$16.39 per Preferred Share. As of April 6, 2004 the closing prices on the Toronto Stock Exchange of the Class A Restricted Voting Shares and Class B Non-Voting Shares were C$25.00 and C$24.55 respectively.

The redemption is subject to, and will only occur if, further to Microcell's prospectus dated March 24, 2004, Microcell's rights offering and the subscriptions being made in connection therewith by COM Canada LLC, a private holding company of Craig O McCaw, are completed on or before April 30, 2004. Upon such conditions being satisfied, Microcell will use a portion of the approximately C$97 million to C$147 million in proceeds it will receive in order to pay for the redemption of the Preferred Shares. The balance of such proceeds will be kept by Microcell and used to fund capital expenditures and for general corporate purposes. Should the rights offering and the subscriptions to be made by COM Canada LLC not be completed on or before April 30, 2004 (unless Microcell should extend such time limit), Microcell shall not redeem its Preferred Shares and the notice of redemption shall be void and of no effect.

To avoid the redemption of their Preferred Shares, holders may, at any time prior to 5:00 p.m. (Montreal time) on April 30, 2004, elect to convert their Preferred Shares into, as the case may be, Class A Restricted Voting Shares or Class B Non-Voting Shares. As of April 6, 2004 there were 1,963,393 First Preferred Shares and 713,612 Second Preferred Shares issued and outstanding, compared with 11,667,500 First Preferred Shares and 6,994,310 Second Preferred Shares issued and outstanding as of December 31, 2003.

Microcell's intention to redeem the Preferred Shares was previously announced in its prospectus dated March 24, 2004.

About the Company
Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. Microcell cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond Microcell's control.

Therefore, future events and results may vary substantially from what Microcell currently foresees. Additional information identifying risks and uncertainties is contained in Microcell's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share, and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to Microcell's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca